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                                                                     EXHIBIT 4.6



                            PATENT LICENSE AGREEMENT



        This is a Patent License Agreement ("Agreement") between General Magic, Inc., a Delaware corporation having a principal place of business at 420 N. Mary Avenue, Sunnyvale, California 94086 ("General Magic"), and Microsoft Corporation, a Washington corporation having a principal place of business at One Microsoft Way, Redmond, Washington 98052-6339
("Microsoft").

                                               RECITALS

        WHEREAS General Magic owns all right, title and interest in and to the Licensed Patents.

        WHEREAS Microsoft and its Subsidiaries desire a license under the Licensed Patents to develop, manufacture, use, sell, and exercise other rights with respect to Licensed Product(s) as defined below.

NOW, THEREFORE, in view of the good and valuable consideration provided in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1.     Definitions.

               1.1 "Licensed Patents" means (a) U.S. Patent No. 5,603,031 (the "'031 Patent"), (b) any extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof, (c) any foreign patent applications or patents corresponding thereto, and (d) any other patent applications, patents or intellectual property reasonably necessary to the commercial practice of the inventions disclosed and claimed in any of the patents or patent applications identified in (a), (b) or (c) above, where such application, patent, or other intellectual property is owned or licensable by General Magic at any time prior to or after the Effective Date.

               1.2 "Microsoft Product" means any product developed, manufactured, offered or distributed by or for Microsoft or its current or future Subsidiaries, including without limitation operating systems, platforms, development tools and languages.

               1.3 "Licensed Product" means any product, including redistributable portions thereof, which implements in whole or part an invention of the Licensed Patents and which is either (a) a Microsoft Product, (b) a product that executes on a Microsoft Product, or (c) a product created by a Microsoft Product. "Licensed Products" includes products which may or may not provide additional functionality beyond that claimed in the Licensed Patents.



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               1.4 "Subsidiary" means a corporation, company or other entity:
(i) at least 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other such managing authority) are, now or hereafter, owned or controlled directly or indirectly by a party hereto, but such corporation, company, or other entity shall be considered to be a Subsidiary only so long as such ownership or control exists; or (ii) which does not have outstanding shares or securities, as may be the case with a partnership, joint venture, or unincorporated association, but at least 50% of whose ownership interest representing the right to make decisions for such corporation, company, or other entity is, now or hereafter, owned or controlled, directly or indirectly by a party hereto, but such corporation, company, or other entity shall be considered to be a Subsidiary only so long as such ownership or control exists.

               1.5 "Effective Date" shall mean the date on which Microsoft pays General Magic the License Fee set forth in Section 4.1.

        2.     License Grants.

               2.1 General Magic hereby grants to Microsoft and its current and future Subsidiaries a worldwide, nonexclusive, perpetual, irrevocable, fully paid license under the Licensed Patents to exercise any and all legal rights with respect to Licensed Products, including without limitation the right and license to make, have made, modify, improve, use, sell, offer to sell, import, distribute, have distributed, or otherwise transfer Licensed Products and products incorporating Licensed Products, and to practice any method in the manufacture or use of such Licensed Products, and to provide services and allow third parties to use those services.

               2.2 Microsoft and its current and future Subsidiaries may grant any third party a worldwide, nonexclusive, perpetual, irrevocable, fully paid license under the Licensed Patents to exercise any and all legal rights with respect to Licensed Products, including without limitation the right and license to make, have made, modify, improve, use, sell, offer to sell, import, distribute, have distributed, or otherwise transfer Licensed Products and products incorporating Licensed Products, and to practice any method in the manufacture or use of such Licensed Products, and to provide services and allow others to use those services. Microsoft and its current and future Subsidiaries may grant any third party the right under the Licensed Patents to sublicense others through multiple tiers of manufacture and distribution to exercise any rights granted to that third party hereunder.

               2.3 For a period of two years after the Effective Date of this Agreement, the license granted under Section 2.1 and 2.2 shall not permit Microsoft and its current and future Subsidiaries to grant any third party the right under the Licensed Patents to provide a product that exposes any programming interfaces to any functionality of any invention of the Licensed Patents for use by a product of another third party, except programming interfaces to any original such functionality implemented by or for Microsoft or its Subsidiaries in a Licensed Product. In any event, Microsoft and its Subsidiaries may grant third parties the right to provide a product that exposes programming interfaces to modified or improved existing functionality of Licensed Products that are already released or available through beta release prior to the Effective Date of



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this Agreement.

               2.4 General Magic also grants to Microsoft and its current and future Subsidiaries a worldwide, nonexclusive, perpetual, irrevocable, fully paid license under the Licensed Patents for any product of a third party to execute instructions on or otherwise interact with any Licensed Product, including without limitation exchanging data or executable instructions with that Licensed Product.

               2.5 General Magic has no obligation to further provide to Microsoft and its Subsidiaries any source code, know-how, technical information or technical assistance beyond that already provided and disclosed in the Licensed Patents.

        3.     Releases.

               3.1 General Magic hereby fully and forever releases and discharges Microsoft and its Subsidiaries from any and all damages, liability, suits, claims, and causes of action of any kind, whether known or unknown, suspected or unsuspected, arising out of patent infringement or alleged patent infringement occurring prior to the Effective Date.

               3.2 General Magic hereby fully and forever releases and discharges any third party from any and all damages, liability, suits, claims, and causes of action of any kind arising out of the infringement or alleged infringement of the Licensed Patents occurring prior to the Effective Date, whether known or unknown, suspected or unsuspected, with respect to any Licensed Product or third party product incorporating a Licensed Product, to the extent that such infringement or alleged infringement would have been licensed, or not subject to suit due to a representation, warranty or covenant hereunder, if it had occurred after the Effective Date.

               3.3 General Magic hereby fully and forever releases and discharges any third party from any and all damages, liability, suits, claims, and causes of action of any kind arising out of the infringement or alleged infringement of the Licensed Patents occurring prior to the Effective Date, whether known or unknown, suspected or unsuspected, with respect to any product of that third party executing instructions on or otherwise interacting with any Licensed Product, including without limitation exchanging data or executable instructions with that Licensed Product, to the extent that such infringement or alleged infringement would have been licensed, or not subject to suit due to a representation, warranty or covenant hereunder, if it had occurred after the Effective Date.

        4.     License Fee.

               4.1 Microsoft agrees to pay to General Magic a nonrefundable (except as set forth in Sections 4.2, 4.3, 5.1, and 5.2), prepaid license fee of One Million Five Hundred Thousand Dollars ($1,500,000) (the "License Fee"). The License Fee shall be paid within 30 days of the execution of this Agreement.

               4.2 If during the term of this Agreement, four or more of the independent



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claims of the Licensed Patents are either (1) held to be invalid or unenforceable by a court or administrative agency of competent jurisdiction, or
(2) are narrowed by an administrative agency with authority, then General Magic shall refund a percentage of the License Fee to Microsoft. After any three independent claims are found invalid, unenforceable, or narrowed ("Initial Three Claims"), the percentage shall be calculated as follows: (a) for each additional independent claim (not one of the Initial Three Claims) found invalid or unenforceable, the percentage refunded for that claim shall be equal to 1/11th of the License Fee; and (b) for each additional independent claim (not one of the Initial Three Claims) that is narrowed, the percentage refunded for that claim shall be equal to 1/22nd of the License Fee. These payments shall not be due until a judgement or decision in such action or proceeding is final either
(i) because any and all appeals have been denied through entry of a final order, or (ii) because General Magic does not file an appeal before the last period to appeal terminates ("Final Decision"). General Magic shall pay the amount of the refund to Microsoft within sixty (60) days of the Final Decision as set forth in this Section 4.2.

               The total refund under this Section 4.2 shall not exceed two-thirds of the License Fee set forth in Section 4.1 above. Furthermore, Microsoft shall not receive any refund of a percentage of the License Fee if Microsoft or its Subsidiaries initiates or funds directly or indirectly any proceedings to invalidate or narrow the claims of the Licensed Patents, except that Microsoft or its Subsidiaries may initiate such proceedings and receive such refund if General Magic sues Microsoft or its Subsidiaries for any cause of action arising under this agreement.

               4.3 If, at any time before or after the Effective Date, General Magic enters into an agreement with any party granting rights under or to the Licensed Patents with more favorable payment terms than that set forth in this Agreement, General Magic shall notify Microsoft of such payment terms within thirty (30) days. Any payment terms are more favorable payment terms if the License Fee of this Agreement is more than the total of any payments made under that agreement either as a lump sum payment, fixed payments, or royalty payments. If the payment terms includes any minimum or capped payment amount, then the payment terms are more favorable if the License Fee of this Agreement is more than the minimum or capped payment amount of that agreement. The notification shall be in writing and in sufficient detail for Microsoft to understand and evaluate such terms. Upon written demand given to General Magic, this Agreement shall be amended to make the License Fee equivalent to the lesser of the total, minimum, or capped payment amount of any such favorable payment terms. General Magic shall refund to Microsoft the amount of the previous License Fee paid in excess of such payment terms within thirty (30) days of the date on which General Magic receives Microsoft's written notice. The following grant of rights under or to the Licensed Patents shall be excluded from consideration of more favorable payment terms under this Section 4.3: (a) any agreement in settlement of a law suit initiated by a third party against General Magic or as a result of a third party placing General Magic on notice of specific allegations of infringement; (b) any patent cross-license resulting in no payment or consideration to General Magic beyond the receipt of a patent license or other in-kind consideration including rights or licenses in non-patented technology; (c) any license granted in connection with the development, maintenance, sale or use of a product or service developed, manufactured, offered, or distributed by or for General Magic;



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(d) any agreements with Apple, AT&T, Cable & Wireless, France Telecom, Fujitsu,
Matsushita Electric, Mitsubishi Electric, Motorola, NTT, Northern Telecom, OKI, Philips, PTT Telecom, Sanyo, Sony, Toshiba; and (e) any license to any legal entity that has an annual revenue, including all revenues of its Subsidiaries and affiliates, of less than $100,000,000 at the time the license is executed.

        5.     Obligation to Preserve Enforceability and Enforce.

               5.1 General Magic agrees to maintain and otherwise preserve the enforceability of its Licensed Patents issued by the United States, including payment of any fees, such as maintenance fees, and other costs associated with such activities. Upon failure to so maintain or otherwise preserve the enforceability of its Licensed Patents, Microsoft may terminate this agreement provided General Magic fails to remedy the breach within thirty (30) days following receipt of written notice from Microsoft. In the event Microsoft terminates this Agreement, General Magic shall refund a pro rata portion of the License Fee for the remaining term of the Agreement to Microsoft within thirty
(30) days. General Magic agrees to notify Microsoft in the event that General Magic decides not to perfect, maintain, or otherwise preserve the enforceability of its Licensed Patents in foreign jurisdictions and General Magic agrees that MS will have a right of first offer to purchase all right, title and interest in and to any such Licensed Patents in those foreign jurisdictions. The parties agree to negotiate in good faith provided that neither will have any further obligation to negotiate with the other if they do not enter into a definitive agreement for the assignment of the applicable Licensed Patents within forty-five (45) days of commencing negotiations.

               5.2 General Magic agrees to take prompt action to abate any known infringement of the Licensed Patents by any third party that has an annual revenue, including all revenues of all of its Subsidiaries and affiliates, of at least $100,000,000. Upon failure to take prompt action to abate any such infringement of the Licensed Patents within ninety (90) days from the day that General Magic becomes aware of any such infringement, Microsoft may terminate this agreement provided General Magic fails to take prompt action to abate such infringement within thirty (30) days following receipt of written notice from Microsoft. In the event Microsoft terminates this Agreement, General Magic shall refund a pro rata portion of the License Fee for the remaining term of the Agreement to Microsoft within thirty (30) days.

        6. Representations and Warranties. As of the Effective Date of this Agreement, General Magic represents and warrants to Microsoft as follows:

               6.1 General Magic is the owner of the entire right, title, and interest in and to the Licensed Patents;

               6.2 General Magic has the right and power to grant the licenses granted herein;

               6.3 General Magic has not entered into any agreement with any third parties, and is under no other obligations, that conflict with or limit its ability to provide the



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        licenses granted herein;

               6.4 General Magic knows of no prior art or other grounds that present a reasonable risk that one or more claims of the Licensed Patents would be found invalid or unenforceable by a court or administrative body of competent jurisdiction; and

               6.5 General Magic has no knowledge of any actions for or allegations of infringement against General Magic, its licensees or customers with respect to products it manufactures and sells embodying any inventions disclosed or claimed in the Licensed Patents anywhere in the world.

        7.     Disclaimer of Warranties.

        EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, GENERAL MAGIC MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER IMPLIED WARRANTIES.

        8.     Indemnification.

               8.1 General Magic hereby agrees to indemnify, defend, and hold Microsoft and its Subsidiaries harmless from any and all claims, demands, costs, liabilities, losses, expenses and damages (including attorneys' fees, costs, and expert witnesses' fees) arising out of or in connection with any claim that, assuming the claimant's allegations to be true, would represent or otherwise involve a breach by General Magic of any of General Magic's warranties, representations and covenants set forth in this Agreement. General Magic shall reimburse Microsoft or its Subsidiaries on demand for any payment made by Microsoft or its Subsidiaries in respect of any liability or claim to which the foregoing indemnity relates, and which has resulted in an adverse judgment against Microsoft or its Subsidiaries or has been settled with the written consent of General Magic.

               8.2 Microsoft and its Subsidiaries shall (i) give General Magic reasonably prompt notice in writing of any claim to which the foregoing indemnity relates and permit General Magic, through counsel approved by Microsoft or its Subsidiaries, which approval will not be unreasonably withheld, to answer and defend such claim; (ii) provide General Magic reasonable information, assistance and authority, at General Magic's expense, to assist General Magic in defending the claim or action; and (iii) have the right to retain separate counsel and participate in the defense of a claim or action at Microsoft's own expense or may do so at General Magic's expense if counsel for Microsoft reasonably concludes that an actual conflict of interest would exist between Microsoft and General Magic in the conduct of any such defense.

               8.3 Microsoft and its Subsidiaries reserve the right to solely defend against any actions brought against Microsoft or its Subsidiaries arising out of or in connection with any claim covered under this Section 8. If Microsoft or its Subsidiaries elect to solely defend against



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any actions under this Section 8.3, Sections 8.1 and 8.2 shall not apply.

        9.     Limitation on Liability.

               GENERAL MAGIC'S AGGREGATE LIABILITY UNDER THIS AGREEMENT SHALL NOT EXCEED AN AMOUNT EQUAL TO THE LICENSE FEE, EXCEPT:

               (i) General Magic's liability for breach of its representation and warranties under Sections 6.1, 6.2, and 6.3 are unlimited;

               (ii) General Magic's liability for breach of its representation and warranties under Section 6.5 shall be limited to twice the License Fee paid by Microsoft to General Magic; and

               (iii) EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, WHETHER GROUNDED IN TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, CONTRACT OR OTHERWISE. THIS LIMITATION ON LIABILITY SHALL NOT APPLY TO CLAIMS ARISING OUT OF GENERAL MAGIC'S BREACH OF ITS OBLIGATIONS UNDER SECTION 5 OR ARISING OUT OF GENERAL MAGIC'S BREACH OF ITS REPRESENTATIONS AND WARRANTIES UNDER SECTION 6.

        10.    No Trademark License

Nothing in this Agreement or its performance shall grant either party any right, title, interest, or license in or to the other's names, logos, logotypes, trade dress, designs, or other trademarks.

        11.    Confidentiality and Public Disclosure.

               11.1 The parties each expressly undertake to retain in confidence all Confidential Information disclosed by one party to the other hereunder pursuant to the terms and conditions set forth in that certain Non-Disclosure Agreement entered into between Microsoft and General Magic on January 9, 1997, which is incorporated herein by this reference. The parties agree that the terms and conditions of this Agreement constitute Confidential Information. The timing as to the disclosure of the existence of this Agreement shall be mutually agreed upon between the parties. Under no circumstances shall the parties disclose the financial terms of this Agreement unless required by law or in conjunction with a judicial proceeding, in which case reasonable care will be taken to limit disclosure and dissemination of terms. General Magic may, however, disclose the Agreement and its terms to third parties which request such disclosure pursuant to due diligence regarding the acquisition of General Magic or all or substantially all of its assets or the acquisition of securities of General Magic, provided that such third parties enter into written agreements to keep the information in confidence and to use it only with respect to the transaction contemplated by such diligence request. If either party is subsequently required to make such disclosure or a filing with the Securities and Exchange Commission ("SEC Documents"), it shall advise the other party in advance of such disclosure,



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and shall otherwise minimize the dissemination of information disclosed, for example, by redacting to the fullest extent permissible the terms and conditions of this Agreement, including payment information. This confidentiality provision shall in all other respects continue to be in force for both parties even if such disclosure is required.

               11.2 The parties shall mutually agree upon the timing and exact wording of a joint press release. Unless otherwise agreed to in writing, the parties comments on this Agreement in the joint press release shall be limited to substantially the following: "General Magic and Microsoft have entered into a patent license agreement, the terms and conditions of which are confidential."

        12.    Term and Termination.

               12.1 The term of this Agreement and the license granted hereunder shall extend from the earliest filing date of the Licensed Patents to the expiration of the enforceability of the last to expire of the Licensed Patents or the termination of this agreement pursuant to Section 5.1, 5.2 or 12.2, whichever occurs first.

               12.2 Microsoft may terminate this Agreement if General Magic is in material breach of any provision hereof and fails to remedy any such breach within thirty (30) days after written notice thereof by Microsoft.

               12.3 The following provisions survive any termination of this
Agreement: Sections 1 (Definitions), 2 (License Grants), 3 (Releases), 6 (Representations and Warranties), 7 (Disclaimer of Warranties), 8
(Indemnification), 9 (Limitations on Liability), 11 (Confidentiality and Public Disclosure), 13.1, 13.5, and 13.6.

        13.    General.

               13.1 All notices permitted or required under this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated (i) by personal delivery when delivered personally, (ii) by overnight courier upon written verification of receipt, (iii) by telecopy or facsimile transmission when confirmed by telecopier or facsimile transmission, or (iv) by certified or registered mail, return receipt requested, five (5) days after deposit in the mail. All notices must be sent to the parties at the following addresses:

               If to General Magic:

                      GENERAL MAGIC, INC.
                      420 N. Mary Avenue
                      Sunnyvale, California  94806

                      Attn: General Counsel
                      Fax No.: (408) 774-4033
                      Phone: (408) 774-4000



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               If to Microsoft:

                      MICROSOFT CORPORATION
                      One Microsoft Way
                      Redmond, Washington 98052-6399
                      Attn: Associate General Counsel
                      Fax No.: (425) 936-7329
                      Phone: (425) 882-8080

                      cc:  Law and Corporate Affairs
                      Fax No.:  (425) 936-7409


                or to such other address that the receiving party may have provided for the purpose of notice in accordance with this Section 13.1.

               13.2 Neither party shall be liable hereunder by reason of any failure or delay in the performance of its obligations hereunder (except for the payment of money) on account of strikes, shortages, riots, insurrection, fires, flood, storm, explosions, acts of God, war, governmental action, labor conditions, earthquakes, or any other cause which is beyond the reasonable control of such party.

               13.3 The failure of either party to require performance by the other party of any provision hereof shall not affect the full right to require such performance at any time thereafter; nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of the provision itself.

               13.4 In the event that any provision of this Agreement shall be unenforceable or invalid under any applicable law or be so held by applicable court decision, such unenforceability or invalidity shall not render this Agreement unenforceable or invalid as a whole, and, in such event, such provision shall be changed and interpreted so as to best accomplish the objectives of such provisions within the limits of applicable law or applicable court decisions.

               13.5 This Agreement shall be governed by the laws of the State of Washington. The parties hereby consent to and submit to the jurisdiction of the federal and state courts located in the State of Washington. The parties will not raise in connection with any action or suit hereunder, and hereby waive, any defenses based upon the venue, the inconvenience of the forum, the lack of personal jurisdiction or the like in any action or suit brought in the State of Washington.

               13.6 If either party employs attorneys to enforce any rights arising out of or relating to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs, including expert witness fees.

               13.7 Nothing contained herein shall be construed as creating any agency,



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partnership, or other form of joint enterprise between the parties.

               13.8 The Section headings appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such Section or in any way affect such Section.

               13.9 This Agreement may be executed simultaneously in two or more counterparts, each of which will be considered an original, but all of which together will constitute one and the same instrument.

               13.10 The parties hereto agree that this Agreement and the Non-Disclosure Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous communications. This Agreement shall not be modified except by a written agreement dated subsequent hereto signed on behalf of each party by their duly authorized representatives.

               13.11 General Magic must assign this Agreement to any person to whom it transfers all or substantially all of its proprietary assets, and Microsoft may assign this Agreement to any subsidiary or affiliate in which Microsoft owns a 50% or greater share of the equity interest. General Magic may also assign this Agreement without Microsoft's consent in the context of any merger or acquisition or other corporate reorganization in which General Magic is not the surviving entity or which involves a change of control of General Magic. Otherwise, neither party may assign, voluntarily, by operation of law, or otherwise, any rights or delegate any duties under this Agreement (excluding the sublicensing of license rights authorized under Section 2.2) without the other party's prior written consent, which consent will not be unreasonably withheld, and any attempt to do so without that consent will be void. In the event General Magic assigns any of the Licensed Patents, all obligations under this Agreement must be assumed by the assignee. This Agreement will bind and inure to the benefit of the parties and their respective successors and permitted assigns.

               13.12 Notwithstanding anything in this Agreement to the contrary, this Agreement shall not be effective until it has been approved by the Board of Directors of General Magic. Notwithstanding anything in this Agreement to the contrary, payment of the License Fee under Section 4.1 shall not be due before 30 days after this Agreement has been approved by the Board of Directors of General Magic.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate originals by their duly authorized officers or representatives.


General Magic, Inc.                    Microsoft Corporation
General Magic                          Microsoft



__________________________________     _________________________________________




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Signature                              Signature



__________________________________     _________________________________________
Name                                   Name



__________________________________     _________________________________________
Title                                  Title



__________________________________     _________________________________________
Date                                   Date



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